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                              August 8, 2023

       Serena Shie
       Chief Executive Officer
       A SPAC II Acquisition Corp.
       289 Beach Road #03-01
       Singapore 199552

                                                        Re: A SPAC II
Acquisition Corp.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2022
                                                            Filed March 13,
2023
                                                            File No. 001-41372

       Dear Serena Shie:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year ended December 31, 2022

       Business, page 1

   1.                                                   Please address
specifically any PRC regulations concerning mergers and acquisitions by foreign investors that
your initial business combination transaction may be subject to, including PRC
regulatory reviews, which may impact your ability to complete a business combination in the
prescribed time period. Also address any impact PRC law or
                                                        regulation may have on
the cash flows associated with the business combination,
                                                        including shareholder
redemption rights.
   2. Please revise to disclose in the introduction to your Business section that your sponsor and a majority of your
executive officers and/or directors having significant ties to China may make you a less
attractive partner to a non China-based target company, which may therefore limit the
pool of acquisition candidates.
   3. Please include a separate section on enforcement of liabilities addressing the enforcement
 Serena Shie
FirstName
A SPAC II LastNameSerena
           Acquisition Corp.Shie
Comapany
August     NameA SPAC II Acquisition Corp.
       8, 2023
August
Page 2 8, 2023 Page 2
FirstName LastName
         risks related to civil liabilities due to your sponsor and some of your officers and directors being located in China or Hong Kong. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. Also, please disclose these risks in the business section, which should contain disclosures consistent with the separate section. Additionally, please identify each officer and director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. Summary of Risk Factors, page 6

4. In your summary of risk factors, disclose the risks that the majority of your directors and officers being based in or having significant ties to China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in this filing. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your search for a target company or completion of your initial business combination at any time, which could result in a material change in your operations.
5. Disclose each permission or approval that you or your officers and directors are required to obtain from Chinese authorities to search for a target company. State whether your directors and officers are covered by permissions requirements from the China Securities
         Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any
         other governmental agency, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if your officers and directors (i) do not receive or maintain such permissions or approvals, (ii)
         inadvertently conclude that such permissions or approvals are not required, or (iii)
         applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
Risk Factors, page 7

6.       Given the Chinese government   s significant oversight and discretion
over the conduct of
         your directors    and officers    search for a target company, please
revise to highlight
         separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your search.
7. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China (CAC) over data security, please revise your disclosure to explain how this oversight impacts your officers and directors and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
 Serena Shie
A SPAC II Acquisition Corp.
August 8, 2023
Page 3


Financial Statements
Note 7 - Shareholders' Equity, page F-15

8. We note that you account for the Public and Private Placement Warrants as equity. Please provide us with your analysis under ASC 815-40 to support your accounting treatment for the warrants. As part of your analysis, please address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Joanna Lam at 202-551-3476 or Shannon Buskirk at 202-551-3717 with any other questions.



FirstName LastNameSerena Shie                                  Sincerely,
Comapany NameA SPAC II Acquisition Corp.
                                                               Division of
Corporation Finance
August 8, 2023 Page 3                                          Office of Energy
& Transportation
FirstName LastName